ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 18, 2023
Ms. Deborah L. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Bahl & Gaynor Income Growth ETF (the “Fund”) (S000081227) File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 879 to the Trust’s Registration Statement on Form N-1A filed May 12, 2023 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee table and confirm that there are not any fee waiver or expense reimbursement arrangements.
Response:    The Trust so confirms. The fees and expenses table for the Fund will appear as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.45%
(1) Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$46	3 Years:	$144

Comment 2.Please order the risks to prioritize those risks that are most likely to adversely affect each Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to each Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 3.Please include the month and year in which the portfolio managers began managing the Fund.
Response:    The Trust respectfully declines to make the requested change because the month in which the portfolio managers will begin managing the Fund will not be known until the Fund has commenced operations, which will be after the effective date of the Amendment. In the future, the Trust will update the above-referenced disclosure with the applicable month and year.
Comment 4.Please provide the period covered in the Fund’s first Semi-Annual or Annual Report to Shareholders, as required by Item 10(a)(1)(iii) of Form N-1A.
Response:    The Trust respectfully declines to make the requested change because the period covered will not be known until the Fund has commenced operations, which will be after the effective date of the Amendment. In the future, the Trust will update the above-referenced disclosure with the applicable period covered.

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If you have any questions or require further information, do not hesitate to contact me at (414) 516-1556 or kathryne.keough@usbank.com.

Sincerely,

/s/ Kathryne E. Keough
Kathryne E. Keough
Assistant Secretary
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